UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.   20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No.   )


                       National Picture and Frame Company
                                (Name of Issuer)


                          Common Stock $0.01 Par Value
                         (Title of Class of Securities)


                                   637152109
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                               Page 1 of 8 pages

CUSIP No. 637152109            13G                         Page 2 of 8 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates L.P.   36-3484078

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    Not Applicable                                      (b) [ ]

3.  SEC USE ONLY




4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

 ______________
               |
  NUMBER OF    |    5.  SOLE VOTING POWER
               |
    SHARES     |        None
               |
 BENEFICIALLY  |    6.  SHARED VOTING POWER
               |
   OWNED BY    |        None
               |
     EACH      |    7.  SOLE DISPOSITIVE POWER
               |
   REPORTING   |        None
               |
    PERSON     |    8.  SHARED DISPOSITIVE POWER
               |
     WITH      |        298,800
_______________|


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    298,800

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.98%

12. TYPE OF REPORTING PERSON*

    IA


                               Page 2 of 8 pages

CUSIP No. 637152109                      13G              Page 3 of 8 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates Inc.   36-2951006

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    Not Applicable                                      (b) [ ]

3.  SEC USE ONLY




4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

 ______________
               |
  NUMBER OF    |    5.  SOLE VOTING POWER
               |
    SHARES     |        None
               |
 BENEFICIALLY  |    6.  SHARED VOTING POWER
               |
   OWNED BY    |        None
               |
     EACH      |    7.  SOLE DISPOSITIVE POWER
               |
   REPORTING   |        None
               |
    PERSON     |    8.  SHARED DISPOSITIVE POWER
               |
     WITH      |        298,800
 ______________|


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    298,800

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.98%

12. TYPE OF REPORTING PERSON*

    CO


                               Page 3 of 8 pages

CUSIP No. 637152109                      13G              Page 4 of 8 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hesperus Partners, Ltd.    36-2951006

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    Not Applicable                                      (b) [ ]

3.  SEC USE ONLY




4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois

 ______________
               |
  NUMBER OF    |    5.  SOLE VOTING POWER
               |
    SHARES     |        298,800
               |
 BENEFICIALLY  |    6.  SHARED VOTING POWER
               |
   OWNED BY    |        None
               |
     EACH      |    7.  SOLE DISPOSITIVE POWER
               |
   REPORTING   |        None
               |
    PERSON     |    8.  SHARED DISPOSITIVE POWER
               |
     WITH      |        298,800
 ______________|


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    298,800

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.98%

12. TYPE OF REPORTING PERSON*

    CO


                               Page 4 of 8 pages

Item 1(a)      Name of Issuer:

                    National Picture and Frame Company

Item 1(b)      Address of Issuer's Principal Executive Offices:

                    1500 Commerce Street
                    Greenwood, Michigan  38980

Item 2(a)      Name of Person Filing:

                    Harris Associates L.P. ("Harris")
                    Harris Associates, Inc.
                     (the "General Partner")

Item 2(b)      Address of Principal Business Office:

                    Both Harris and the General Partner maintain their principal offices at:

                    2 North LaSalle Street, Suite 500
                    Chicago, Illinois  60602

Item 2(c)      Citizenship:

                    Harris is a Delaware limited partnership.

                    The General Partner is a Delaware corporation.

Item 2(d)      Title of Class of Securities:

                    Common Stock, $0.01 Par Value
                    (the "Shares")

Item 2(e)      CUSIP Number:

                    637152109

Item 3         Type of Person:

                    (e)  Harris is an Investment Adviser registered under
                         Section 203 of the Investment Advisers Act of
                         1940.

                         The General Partner is the sole general
                         partner of Harris.

Item 4         Ownership (at December 31, 1993):

                    (a) By reason of advisory and other relationships with the persons who own the Shares, Harris may be deemed to be the beneficial owner of the following
                         Shares:

                         298,800 shares



                    (b)  Percent of class:
                         (based on 5,000,000 shares outstanding)

                         5.98%

                    (c)  Number of shares as to which such person has:

                        (i)      sole power to vote or to direct the vote:
                                 none

                        (ii)     shared power to vote or to direct the
                                 vote:  none

                        (iii) sole power to dispose or to direct the disposition of: 0

                        (iv) shared power to dispose or to direct the disposition of: 298,800


                    Hesperus is the beneficial owner of 298,800 Shares, which is 5.98% of the 5,000,000 outstanding Shares of the Company as of December 31, 1993. By reason of advisory and other relationships with Hesperus, Harris may also be deemed to be the indirect beneficial owner of 298,800 Shares.

                    Hesperus, by virtue of its beneficial ownership of the Shares, and Harris by virtue of its advisory relationship with Hesperus, share the power to dispose of 298,800 Shares. Hesperus has the power to vote the foregoing Shares. Harris generally does not have the power to vote any of the foregoing Shares, except in its capacity as general partner of Hesperus. Harris may, however, assist Hesperus in the ordinary course of Harris' business, by providing information or advice to Hesperus in connection with matters which are submitted to Shareholders for a vote or voting on such matters if requested to do so by Hesperus. Harris may also act in its capacity as general partner of Hesperus in connection with voting the Shares.


Item 5        Ownership of Five Percent or Less of a Class:

                   Not Applicable






Item 6        Ownership of More than Five Percent on Behalf of Another
              Person:

               The Common Stock reported herein has been acquired on behalf of discretionary and other advisory clients of Harris. The 298,800 Shares of Common Stock indicated as "shared power to dispose or to direct the disposition of:" are owned by Hesperus. Harris serves as investment adviser to Hesperus and Hesperus, as described in Item 4, is presently the only party which has an Interest relating to more than five percent (5%) of the Class of such securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

                   Not applicable

Item 8        Identification and Classification of Members of the Group:

                   Not applicable

Item 9        Notice of Dissolution of Group:

                   Not applicable


Item 10       Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


















Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   February 14, 1994


                              Harris Associates, Inc., for itself
                              and, as general partner for
                              Harris Associates L.P.


                                   By:  Joseph E. Braucher


                                     Joseph E. Braucher
                                     Secretary, Treasurer
                                     and Director



                              Hesperus Partners, Ltd.


                                   By:  Harris Associates L.P.,
                                        its general partner as of 12/31/93

                                   By:  Harris Associates, Inc.,
                                        its general partner as of 12/31/93



                                   By:  Joseph E. Braucher

                                        Joseph E. Braucher
                                        Secretary, Treasurer
                                        and Director















